Exhibit 99.1

UNDERWRITING AGREEMENT

February 12, 2026

Western Copper and Gold Corporation

Suite 907 – 1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

Attention:	Sandeep Singh, President and Chief Executive Officer

Dear Sirs/Mesdames:

Stifel Nicolaus Canada Inc. (“Stifel Canada” or the “Lead Underwriter”) and ATB Capital Markets Corp., National Bank Financial Inc., Agentis Capital Markets (First Nations Financial Markets Limited Partnership), BMO Nesbitt Burns Inc., Canaccord Genuity Corp., CIBC World Markets Inc. and H.C. Wainwright & Co., LLC (together with Stifel Canada, the “Underwriters”), hereby severally and neither jointly, nor jointly and severally, on the basis of the percentages set forth in Section 17, agree to purchase from Western Copper and Gold Corporation (the “Company”), and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 19,277,500 common shares of the Company (the “Firm Shares”) on a bought deal underwritten basis at a price of C$4.15 per Firm Share (the “Offering Price”) for aggregate gross proceeds of C$80,001,625.

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters, in the respective percentages set forth in Section 17, an option (the “Over-Allotment Option”) to purchase severally and not jointly (or jointly and severally) up to an additional 2,891,625 common shares of the Company (the “Additional Shares”), being 15% of the number of Firm Shares, at a price of C$4.15 per Additional Share. The Additional Shares may be purchased solely for the purposes of covering over-allotments and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 6(3) hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

The Company and the Underwriters agree that: (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws (as hereinafter defined); and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of FINRA (as hereinafter defined). H.C. Wainwright & Co., LLC (“H.C. Wainwright”) will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

Underwriting Agreement

In consideration of the agreement on the part of the Underwriters to purchase the Offered Shares and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company agrees to pay to the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 5.0% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”), other than in respect of Offered Shares sold to President’s List Purchasers (as hereinafter defined) or pursuant to the Subscription Rights (as hereinafter defined), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Company less the amount of the Underwriting Fee and all fees, disbursements and expenses incurred by the Underwriters in accordance with the provisions in Section 16 hereof.

The Company and the Underwriters acknowledge that the Company will identify to the Underwriters certain investors as President’s List Purchasers. The Company acknowledges and agrees that the Underwriters shall not be required to conduct a suitability review in respect of sales to the President’s List Purchasers or pursuant to the Subscription Rights and that the Underwriters do not and will not have any liability whatsoever to the Company or to the President’s List Purchasers or the holders of the Subscription Rights with respect to such sales and the Company shall indemnify and save harmless the Underwriters from any and all losses or expenses relating to sales to President’s List Purchasers or pursuant to the Subscription Rights.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1 Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the Business Corporations Act (British Columbia);

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this agreement;

“Amended and Restated Canadian Preliminary Prospectus” has the meaning given to it in Section 2(1);

“Amendment No. 1 to the Registration Statement” has the meaning given to it in Section 2(3);

“Amendment No. 2 to the Registration Statement” has the meaning given to it in Section 2(4);

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“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” means the time that the Registration Statement becomes effective, unless the Lead Underwriter shall designate in writing to the Company another time as the initial sale time, in which case such designated time shall be the Applicable Time;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia, Toronto, Ontario and New York, New York;

“Canadian Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Final Prospectus” has the meaning given to it in Section 2(4);

“Canadian Offering Documents” means each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, any Canadian Prospectus Amendment, including the Documents Incorporated by Reference, and any Marketing Documents;

“Canadian Preliminary Prospectus” means the Initial Canadian Preliminary Prospectus, including the Documents Incorporated by Reference and, subsequent to the filing of the Amended and Restated Canadian Preliminary Prospectus, references to the “Canadian Preliminary Prospectus” shall mean the Initial Canadian Preliminary Prospectus, as amended by the Amended and Restated Canadian Preliminary Prospectus, including the Documents Incorporated by Reference;

“Canadian Prospectus Amendment” means any amendment to the Canadian Preliminary Prospectus or the Canadian Final Prospectus, including the Documents Incorporated by Reference;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

“CDS” means the CDS Clearing and Depository Services Inc.;

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“Claim” has the meaning given to it in Section 10(2);

“Closing Date” has the meaning given to it in Section 6(2);

“Closing Time” has the meaning given to it in Section 6(2);

“Commission” means the British Columbia Securities Commission;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Western Copper and Gold Corporation;

“Corporate Records” has the meaning given to it in Section 8(23);

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Applicable Securities Laws;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, including, unless the context otherwise requires, the documents, if any, filed as exhibits to any of the foregoing;

“Dual Prospectus Receipt” means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to MI 11-102 and NP 11-202, for the Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Canadian Prospectus Amendment, as the case may be;

“Effective Time” means the time the Registration Statement is declared or becomes effective;

“Entity” has the meaning given to it in Section 8(59);

“Environmental Laws” has the meaning given in Section 8(53)(a);

“Environmental Permits” has the meaning given in Section 8(53)(b);

“Evaluation Date” has the meaning given to it in Section 8(25).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exchanges” means, collectively, the TSX and the NYSE American;

“Financial Statements” has the meaning given to it in Section 8(19);

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“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Form F-X” has the meaning given to it in Section 2(1);

“Governmental Authority” means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Hazardous Substances” has the meaning given to it in Section 8(53)(a);

“H.C. Wainwright” has the meaning given to it in the third paragraph of this Agreement;

“IFRS” has the meaning given to it in Section 8(19);

“Indemnified Party” has the meaning given to it in Section 10(1);

“Indemnifying Party” has the meaning given to it in Section 10(1);

“Initial Canadian Preliminary Prospectus” has the meaning given to it in Section 2(1);

“Initial Registration Statement” has the meaning given to it in Section 2(1);

“Intellectual Property” has the meaning given to it in Section 8(37);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act;

“IT Systems and Data” meaning given to it in Section 8(64);

“ITA” means the Income Tax Act (Canada), as amended;

“Marketing Documents” means the marketing materials approved in accordance with Section 4(2);

“marketing materials” has the meaning given to it in NI 41-101;

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“Material Adverse Effect” means any change (including a decision to implement a change made by the board of directors or by senior management who believe that confirmation of the decision by the board is probable), event, fact, circumstance, development, occurrence or state of affairs that (i) is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and any of its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business or (ii) would result in any of the Offering Documents containing a misrepresentation;

“material change” means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

“Material Property” has the meaning given to it in Section 8(42);

“Material Subsidiary” means Casino Mining Corp., being the only subsidiary of the Company considered to be material;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“MI 11-202” means Multilateral Instrument 11-102 – Passport System;

“Mitsubishi Subscription Right” means the anti-dilution subscription right pursuant to the amended and restated investor rights agreement between the Company and Mitsubishi Materials Corporation dated April 15, 2025;

“MJDS” has the meaning given to it in Section 2(1);

“Money Laundering Laws” has the meaning given in Section 8(58);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements

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“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“Non-Purchasing Underwriter” has the meaning given to it in Section 17(2);

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“NYSE American” means the NYSE American, LLC;

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 6(3);

“Option Closing Time” has the meaning given to it in Section 6(3);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Permits” has the meaning given to it in Section 8(43);

“Person” has the meaning given to it in Section 8(29);

“President’s List Purchasers” means, collectively, certain purchasers of the Offered Shares whose names are set forth on a list agreed to between the Company and the Lead Underwriter as of the date hereof;

“Principal Regulator” has the meaning given to it in Section 2(1);

“Prospectus Delivery Period” means such period of time after the first date of the public offering of the Offered Shares and ending on the completion of the distribution of the offering of the Offered Shares, during which time a preliminary prospectus, preliminary prospectus supplement or a prospectus relating to the Offered Shares is required by applicable Canadian Securities Laws or U.S. Securities Laws to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Offered Shares by any Underwriter or dealer;

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“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering and the President’s List Purchasers;

“Qualifying Jurisdictions” means each of the provinces of Canada, except the province of Québec;

“Registration Statement” has the meaning given to it in Section 2(4);

“Regulation M” has the meaning given to it in Section 8(40);

“Reports” has the meaning given to it in Section 8(43)(c);

“Rio Tinto Subscription Right” means the anti-dilution subscription right pursuant to the second amended and restated investor rights agreement between the Company and Rio Tinto Canada Inc. dated June 13, 2025;

“Road Show” has the meaning given to it in Section 2(7);

“Sanctions” has the meaning given to it in Section 8(59)(a)(i);

“SEC” has the meaning given to it in Section 2(1);

“Securities Act” has the meaning given to it in Section 2(1);

“Selling Firm” has the meaning given to it in Section 3(1);

“Stifel Canada” or “Lead Underwriter” means Stifel Nicolaus Canada Inc.;

“Subscription Rights” means the Mitsubishi Subscription Right and the Rio Tinto Subscription Right;

“subsidiary” has the meaning ascribed thereto in the Applicable Securities Laws of the Province of British Columbia and includes the Material Subsidiary;

“Supplementary Material” has the meaning given to it in Section 2(5);

“Survival Limitation Date” means the later of: (i) the second anniversary of the Closing Date; and (ii) the latest date under Canadian Securities Laws relevant to a purchaser of any Offered Shares (non-residents of Canada being deemed to be resident in the Province of British Columbia for such purposes) that a purchaser of Offered Shares may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Canadian Final Prospectus or, if applicable, any Supplementary Material;

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“Technical Report” means the technical report with an effective date of June 13, 2022 and an issue date of August 8, 2022 entitled “Western Copper and Gold Corporation, Casino Project, Form 43-101F1 Technical Report, Feasibility Study, Yukon, Canada”;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Time of Sale Prospectus” has the meaning given to it in Section 2(6);

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriters’ Expenses” has the meaning given to it in Section 16;

“Underwriting Fee” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Amended and Restated Preliminary Prospectus” means the Canadian Amended and Restated Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Amendment No. 1 to the Registration Statement as amended at such time, including the Documents Incorporated by Reference therein;

“U.S. Amended Prospectus” means a prospectus (other than the U.S. Amended and Restated Preliminary Prospectus and the U.S. Final Prospectus) included in any U.S. Registration Statement Amendment;

“U.S. Final Prospectus” means the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement at the Effective Time, including the Documents Incorporated by Reference therein;

“U.S. Offering Documents” means the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Preliminary Prospectus, the Time of Sale Prospectus, the U.S. Amended and Restated Preliminary Prospectus, the U.S. Final Prospectus, and any U.S. Amended Prospectus;

“U.S. Preliminary Prospectus” means the Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement, including the Documents Incorporated by Reference therein;

“U.S. Registration Statement Amendment” means any amendment to the Registration Statement (other than Amendment No. 1 to the Registration Statement and Amendment No. 2 to the Registration Statement) and any post-effective amendment to the Registration Statement filed with the SEC during the distribution of the Offered Shares;

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“U.S. Securities Laws” means all applicable United States securities laws, including without limitation, the Securities Act, the Exchange Act, including, in each case, the rules and regulations promulgated thereunder, and any applicable state securities laws; and

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Preliminary Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)

Any reference in this Agreement to “US$” shall refer to the lawful currency of the United States, unless otherwise specified. Any reference in this Agreement to “C$” shall refer to the lawful currency of Canada.

(6)

Any reference in this Agreement to “knowledge” of the Company, means the knowledge of each of the senior officers of the Company, including Sandeep Singh (President and Chief Executive Officer) and Michael Psihogios (Chief Financial Officer), in each case, after reasonable inquiry.

(7)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Matters to be Addressed in the Company’s Canadian Counsel Opinion

Schedule “B” – Matters to be Addressed in the Company’s U.S. Counsel Opinion

Schedule “C” – Form of Lock-Up Agreement

Schedule “D” – Pricing Information

Section 2 Background and Interpretation

(1)

The Company has prepared and filed with the Canadian Commissions a preliminary short form prospectus (including any Documents Incorporated by Reference, the “Initial Canadian Preliminary Prospectus”) relating to the Distribution of the Offered Shares and has obtained a Dual Prospectus Receipt therefor. The Company has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the SEC (the “MJDS”), a registration statement on Form F-10 (Registration No. 333-293385) registering the Distribution of the Offered Shares under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), including the Initial Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (such registration statement, including the Documents Incorporated by Reference therein and any supplements thereto, the “Initial Registration Statement”).

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(2)

The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X at the time of the filing the Initial Registration Statement (the “Form F-X”).

(3)

The Company shall as soon as practicable after the execution of this Agreement and in any event not later than 7:00 p.m. (Vancouver time) on February 12, 2026 and on a basis acceptable to the Underwriters, acting reasonably, prepare and file under and as required by Canadian Securities Laws with each of the Canadian Commissions an amended and restated Initial Canadian Preliminary Prospectus (such short form prospectus, including any Documents Incorporated by Reference, the “Amended and Restated Canadian Preliminary Prospectus”) and all other required documents, and as soon as practicable thereafter shall obtain a Dual Prospectus Receipt therefor no later than 12:00 p.m. (Vancouver time) on February 13, 2026. The Company shall also, immediately after the filing of the Amended and Restated Canadian Preliminary Prospectus and on a basis acceptable to the Underwriters, acting reasonably, prepare and file with the SEC a pre-effective amendment to the Initial Registration Statement, including the Amended and Restated Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such amended registration statement, including the exhibits and any schedules thereto, any Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 1 to the Registration Statement”).

(4)

The Company shall prepare and file forthwith after any comments with respect to the Amended and Restated Canadian Preliminary Prospectus have been received from, and have been resolved with, the Canadian Commissions, and on a basis acceptable to the Underwriters, acting reasonably, and on the terms set out below, under and as required by Canadian Securities Laws with each of the Canadian Commissions a (final) short form prospectus (such short form prospectus, including any Documents Incorporated by Reference, the “Canadian Final Prospectus”) and all other required documents, including any Document Incorporated by Reference that has not previously been filed, in order to qualify the Offered Shares for Distribution to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters and obtain a Dual Prospectus Receipt therefor no later than February 20, 2026. The Company shall also, immediately after the filing of the Canadian Final Prospectus and on a basis acceptable to the Underwriters, acting reasonably, file with the SEC a further amendment to the Initial Registration Statement, as amended by Amendment No. 1 to the Registration Statement (or any U.S. Registration Statement Amendment), including the Canadian Final Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such amended registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 2 to the Registration Statement”), which Amendment No. 2 to the Registration Statement will become effective automatically under the Securities Act upon the filing thereof pursuant to Rule 467(a) under the Securities Act (the Initial Registration Statement, as amended at the Effective Time (as defined herein), including the exhibits and any schedules thereto, any Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Registration Statement”).

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(5)

Any amendment or supplement to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the Offering and/or the Distribution of the Offered Shares is referred to herein collectively as the “Supplementary Material”.

(6)

As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, and a “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the information set forth in Schedule “E” and the free writing prospectuses, if any, and each “road show” (as defined in Rule 433 under the Securities Act), if any, related to the offering of the Offered Shares contemplated hereby that is a “written communication” (as defined in Rule 405 under the Securities Act) (each such road show, a “Road Show”).

(7)

All references in this Agreement to the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, any U.S. Registration Statement Amendment or the Registration Statement shall include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). All references in this Agreement to Financial Statements (as defined in Section 8(19)) and schedules and other information which are “contained”, “included” or “stated” in the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, any U.S. Registration Statement Amendment or the Registration Statement (and all other references of like import) shall be deemed to mean and include all such Financial Statements and other information which are or are deemed to be incorporated by reference in the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, any U.S. Registration Statement Amendment or the Registration Statement, as the case may be; and all references in this Agreement to amendments or supplements to the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, any U.S. Registration Statement Amendment or the Registration Statement, as the case may be, shall be deemed to mean and include the filing of any document under the Exchange Act or otherwise that is or is deemed to be incorporated by reference in the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, any U.S. Registration Statement Amendment or the Registration Statement, as the case may be.

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Section 3 Distribution of the Offered Shares

(1)

Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 7 hereof) to purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and the Underwriters shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)

The Company acknowledges and agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement (including obligations under any Schedules to this Agreement) and no Underwriter shall be liable for any act, omission or conduct by any other Underwriter, any other Underwriter’s affiliates or by any Selling Firm appointed by any other Underwriter. Nothing in this Agreement is intended to create any relationship in the nature of a partnership or joint venture between the Underwriters.

(3)

For purposes of this Section 3, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction, unless otherwise notified in writing by the Company.

(4)

The Lead Underwriter shall promptly notify the Company when, in its opinion, the Distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Offered Shares distributed in each of the Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Commissions and, if applicable, in the United States.

(5)

The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus.

(6)

The Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities authority outside of the Offering Jurisdictions.

(7)	H.C. Wainwright hereby covenants and agrees with the Company:

(a)

it will not sell or offer to sell, nor allow any Selling Firm acting on behalf of it in connection with the Offering to sell or offer to sell, any of the Offered Shares to any person resident in Canada; and

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(b)

it shall include a statement in a letter or other written notice provided to the Purchaser of the Offered Shares sold by it, if any, that it is such Purchaser’s understanding that the Purchaser is not a resident of Canada nor is the Purchaser holding such Offered Shares on behalf of or for the benefit of a person resident in Canada.

Section 4 Preparation of Prospectus; Marketing Materials; Due Diligence

(1)

During the period of the Distribution of the Offered Shares, the Company shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Offering Documents and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Initial Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Canadian Prospectus Amendment, to enable the Underwriters to responsibly execute any certificate required to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the Distribution of the Offered Shares:

(a)

the Company shall prepare, in consultation with Lead Underwriter, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	the Lead Underwriter shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)

the Company shall file a template version of any such marketing materials on SEDAR+ as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Lead Underwriter and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commission), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

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(d)

following the approvals and filings set forth in Section 4(2)(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(3)

By the act of having delivered the Offering Documents to the Underwriters, the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters in writing solely for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(4)

The Company and each Underwriter, severally and not jointly (or jointly and severally), covenant and agree not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 4(2).

Section 5 Material Changes

(1)

During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Company covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)

any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company and its subsidiaries taken as a whole;

(b)

any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)

any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

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(d)

the occurrence of any event as a result of which (i) the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Preliminary Prospectus, any Time of Sale Prospectus, the U.S. Amended and Restated Preliminary Prospectus, the U.S. Final Prospectus, any U.S. Amended Prospectus or any Issuer Free Writing Prospectus, in each case as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)

Each Underwriter agrees, and will require each Selling Firm arranged by such Underwriter to agree, to cease the Distribution of the Offered Shares upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 5 and to not recommence the Distribution of the Offered Shares until Supplementary Material disclosing such change are filed in such Offering Jurisdiction.

(3)

The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)

If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Company shall subject to the proviso in Section 5(2) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)

The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 5.

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Section 6 Purchase, Sale, Payment and Delivery of the Offered Shares

The Company hereby confirms its agreement with the Underwriters concerning the purchase and sale of the Offered Shares as follows:

(1)

Public Offering of the Offered Shares. The Underwriters hereby advise the Company that they intend to offer for sale to the public, on the terms set forth in the Offering Documents, the Offered Shares as soon after this Agreement has been executed as the Underwriters, in their sole judgment, have determined is advisable and practicable. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the purchase price of the Offered Shares may be decreased by the Underwriters and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. Any such decrease will not affect the proceeds to be received by the Company.

(2)

The Closing Date in respect of the Offered Shares. Payment of the Offering Price for the Firm Shares, and if applicable, any Additional Shares, shall be made to the Company by wire transfer against delivery of the Firm Shares and, if applicable, Additional Shares, to the Underwriters, through the facilities of CDS designated by Stifel Canada, and such payment and delivery shall be made by 8:00 a.m. (Toronto time), on February 26, 2026 (respectively, the “Closing Time” and the “Closing Date”) (unless another time and date shall be agreed to by the Lead Underwriter and the Company). The Firm Shares, and the Additional Shares, if any, shall be registered in such names and in such denominations as specified by Stifel Canada.

(3)

Over-Allotment Option. The Over-Allotment Option may be exercised by the Lead Underwriter (on its own behalf and on behalf of the Underwriters) at any time, in whole or in part by delivering notice to the Company not later than 5:00 p.m. (Vancouver time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company). Subject to the terms of this Agreement, upon the Lead Underwriter furnishing this notice, the Underwriters will be committed to purchase, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice and in accordance with the percentages set forth in Section 17 opposite the name of each Underwriter. Additional Shares may be purchased by the Underwriters solely for the purposes of satisfying over-allotments and for market stabilization purposes.

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(4)

Delivery of the Offered Shares and Closing Mechanics. The Company shall deliver, or cause to be delivered, to the Underwriters in accordance with Section 6(2) and this Section 6(4), the Firm Shares, and if applicable, the Additional Shares, at the Closing Time, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Offered Shares shall be registered in such names and denominations as Stifel Canada shall have requested at least one full Business Day prior to the Closing Date. Deliveries of the documents described in Section 15(1) hereof with respect to the purchase of the Offered Shares shall be made at the offices of Cassels Brock & Blackwell LLP in Vancouver, British Columbia, or at such other place as Stifel Canada and the Company may agree, including electronically, at the Closing Time on the Closing Date. In the event that the Over-Allotment Option is exercised after the Closing Date in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Cassels Brock & Blackwell LLP or at such other place as Stifel Canada and the Company may agree, including electronically. At the Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by Stifel Canada, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of C$4.15 per Additional Share by wire transfer payable to the Company or as otherwise directed by the Company. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

Section 7 Regulatory Approvals

The Company will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will qualify the Offered Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Underwriters may designate and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Shares therein.

Section 8 Representations and Warranties of the Company

The Company represents and warrants to the Underwriters and acknowledges that they are relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Company contained in this Agreement shall be true as of the date hereof, the Closing Time and the Option Closing Time, if applicable, and shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters:

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(1)

Registration Statement and Prospectuses. The Company was a “foreign private issuer” (as defined in Rule 405 under the Securities Act) when the Initial Registration Statement was filed with the SEC and is eligible to use Form F-10 under the Securities Act to register the offering of the Offered Shares under the Securities Act. The Company prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Initial Registration Statement. The Initial Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform to the requirements of the Securities Act.

(2)

Compliance with Canadian Laws and Regulations. No cease trade order preventing or suspending the use of the Initial Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus or the Canadian Final Prospectus, as applicable, or preventing the distribution of the Offered Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Commissions; as of their respective dates, the Initial Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus and the Canadian Final Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Commissions has issued or is deemed to have issued receipts for the Initial Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus and the Canadian Final Prospectus. On the Closing Date and each Option Closing Date: (i) the Canadian Final Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the Amendment No. 2 to the Registration Statement will conform with the Canadian Final Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, and (iii) the Canadian Final Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the Closing Date and each Option Closing Date full, true and plain disclosure of all material facts relating to the Offered Shares, that is required to be in the Canadian Final Prospectus, and did not at the respective dates thereof, and will not at the Closing Date and each Option Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 – Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

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(3)

Compliance with U.S. Requirements. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at the Closing Date and each Option Closing Date, complied and will comply in all material respects with the Securities Act and the applicable rules and regulations thereunder, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Amended and Restated Preliminary Prospectus, the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, and as of the Closing Date and the Option Closing Date, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Amended and Restated Preliminary Prospectus, the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and as of the Applicable Time, the Time of Sale Prospectus did not, and at the time of the Closing Date and each Option Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the immediately preceding sentence shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, information furnished to the Company by the Underwriters contemplated by Section 10(1) specifically for use in the preparation thereof. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents required to be described in or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(4)

Reporting Issuer and TSX and NYSE American Status. The Company is a “reporting issuer” in each of the Qualifying Jurisdictions. The Company is in compliance in all material respects with the by-laws, rules and regulations of each of the Exchanges.

(5)	Short Form Eligibility. The Company is eligible to file a prospectus in the form of a short form prospectus under NI 44-101.

(6)

Status under the Securities Act. The Company was not and is not an “ineligible issuer” as defined in Rule 405 under the Securities Act at the times specified in Rules 164 and 433 under the Securities Act in connection with the offering of the Offered Shares.

(7)

Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Offering Documents, when they were filed with the Canadian Commissions or the SEC under the Securities Act or the Exchange Act, conformed in all material respects to the requirements of the Canadian Securities Laws or the U.S. Securities Laws, as applicable; and any further documents to be incorporated by reference in the Offering Documents prior to the completion of the Distribution of the Offered Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and U.S. Securities Laws, as applicable, and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(8)

No Marketing Materials. Other than the term sheet in respect of the offering and sale of Offered Shares dated February 12, 2026, the Company has not provided any “marketing materials” (as such term is defined in NI 41-101) to any potential investors of Offered Shares.

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(9)

No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Offered Shares, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Company with the terms and provisions hereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or of the Material Subsidiary pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company or the Material Subsidiary may be bound or to which any of the property or assets of the Company or the Material Subsidiary are subject, except such conflicts, breaches or defaults as may have been waived; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company or of the Material Subsidiary, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company, the Material Subsidiary or of any Governmental Authority having jurisdiction over the Company or the Material Subsidiary.

(10)

No Misstatement or Omission in an Issuer Free Writing Prospectus or marketing materials. Each Issuer Free Writing Prospectus and any marketing materials, as of its issue date and as of each Applicable Time, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Offering Documents or included or incorporated by reference in the Offering Documents, including any Documents Incorporated by Reference deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus or any marketing materials made in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Underwriters specifically for inclusion therein as contemplated by Section 10(1).

(11)

Reports and Documents, etc. There are no reports or information of the Company or, to the knowledge of the Company, of any third party, that in accordance with the requirements of the Canadian Securities Laws or the U.S. Securities Laws must be made publicly available in connection with the offering of the Offered Shares that have not been made publicly available as required. There are no documents of the Company or, to the knowledge of the Company, of any third party, required to be filed with the Canadian Commissions or with the SEC in the United States in connection with the Offering Documents that have not been filed as required pursuant to the Canadian Securities Laws or the U.S. Securities Laws, as applicable. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents of the Company or, to the knowledge of the Company, of any third party, required to be described in the Offering Documents which have not been described or filed as required pursuant to the Canadian Securities Laws or the U.S. Securities Laws, as applicable.

(12)

Offering Materials Furnished to Underwriters. The Company has delivered or will deliver, upon request, on the Closing Date to the Lead Underwriter one complete manually signed copy of each of the Offering Documents, each amendment thereto and each consent and certificate of experts filed as a part thereof, and has delivered or will deliver conformed copies (to the extent such documents contain signatures) of such Offering Documents, as amended or supplemented, and any Issuer Free Writing Prospectus reviewed and consented to by the Lead Underwriter.

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(13)

Corporate Action. All necessary corporate action has been taken by the Company to authorize the issuance, sale and delivery, as applicable, of the Firm Shares, the Additional Shares, and the Over-Allotment Option, on the terms set forth in this Agreement.

(14)

Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the completion of the Underwriters’ distribution of the Offered Shares, any offering material in connection with the offering and sale of the Offered Shares other than the Offering Documents.

(15)

Authorization; Enforceability. The Company has full corporate right, power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

(16)

No Material Adverse Effect. Subsequent to the respective dates as of which information is given in the Offering Documents (including any document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Company and the Material Subsidiary taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or the Material Subsidiary, which is material to the Company and the Material Subsidiary taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or of the Material Subsidiary or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or the Material Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed, included or incorporated by reference in the Offering Documents.

(17)

Independent Accountants. PricewaterhouseCoopers LLP, who have delivered their report with respect to the Financial Statements (as defined below) filed with the Canadian Commissions and the SEC and included in the Offering Documents, are independent public, certified public or chartered accountants as required by the Securities Act and the rules and regulations of the Public Company Accounting Oversight Board, the Exchange Act and applicable Canadian Securities Laws. There has not been any “reportable event” (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) with PricewaterhouseCoopers LLP or any other prior auditor of the Company or the Material Subsidiary. To the Company’s knowledge, PricewaterhouseCoopers LLP is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002.

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(18)

Enforceability of Agreements. All agreements between the Company or the Material Subsidiary and third parties expressly referenced in or included or incorporated by reference in the Offering Documents are legal, valid and binding obligations of the Company or the Material Subsidiary enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company or the Material Subsidiary.

(19)

Financial Information. The consolidated financial statements of the Company filed with the Canadian Commissions and the SEC as a part of the Offering Documents, or included or incorporated by reference in the Offering Documents, together with the related notes thereto (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Company and the Material Subsidiary as of the dates indicated and the consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity of the Company for the periods specified. The Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The other financial and statistical data with respect to the Company and the Material Subsidiary contained or incorporated by reference in the Offering Documents, are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Offering Documents that are not included or incorporated by reference as required; the Company and the Material Subsidiary do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described, included or incorporated by reference in the Offering Documents and all disclosures contained or incorporated by reference therein; and no other financial statements are required to be set forth or to be incorporated by reference in the Offering Documents.

(20)

Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included or incorporated by reference in the Offering Documents, are based on or derived from sources that the Company reasonably believes are reliable and accurate.

(21)

Organization. The Company and the Material Subsidiary are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization. The Company and the Material Subsidiary are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described, included or incorporated by reference in the Offering Documents, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect or would reasonably be expected to have a Material Adverse Effect.

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(22)

Subsidiaries. The Material Subsidiary is the Company’s only significant subsidiary (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC). The Company owns, directly or indirectly, all of the equity interests of the Material Subsidiary free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Material Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(23)

Minute Books. Since January 1, 2023, all existing minute books of the Company and the Material Subsidiary, including all existing records of all meetings and actions of the board of directors (including board committees) and securityholders of the Company (collectively, the “Corporate Records”) have been made available to the Underwriters and their counsel, and all of the Corporate Records are complete in all material respects (provided that the minutes of certain recent board and board committee meetings are in draft form). There are no transactions, agreements or other actions of the Company or of the Material Subsidiary that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate Governmental Authorities in the Province of British Columbia in a timely fashion under the Business Corporations Act (British Columbia), except for such filings where the failure to file would not have a Material Adverse Effect, either individually or in the aggregate.

(24)

No Violation or Default. Neither the Company nor the Material Subsidiary is (i) in violation of its articles or by-laws or similar organizational documents; (ii) in violation or default, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or the Material Subsidiary is a party or by which the Company or the Material Subsidiary is bound or to which any of the property or assets of the Company or of the Material Subsidiary are subject; or (iii) in violation of any Applicable Law, except in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it or the Material Subsidiary is a party is in violation or default in any respect thereunder where such violation or default would have a Material Adverse Effect.

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(25)

Disclosure Controls. The Company and the Material Subsidiary maintain systems of internal accounting controls applicable under IFRS in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any significant deficiencies or material weaknesses in its internal control over financial reporting. Since the date of the Financial Statements, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company and the Material Subsidiary is made known to the certifying officers by others within those entities, particularly during the Company’s fiscal year ended December 31, 2024. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of a date within 120 days prior to the filing date of the Form 40-F for the fiscal year ended December 31, 2024 (such date, the “Evaluation Date”). The Company presented in its Form 40-F for the fiscal year ended December 31, 2024 the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and the disclosure controls and procedures are effective. Since the Evaluation Date, there have been no significant changes in the Company’s internal control over financial reporting or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal control over financial reporting.

(26)

Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in or included or incorporated by reference in the Offering Documents as of the dates referred to therein and such authorized capital stock conforms in all material respects to the description thereof set forth in or included or incorporated by reference in the Offering Documents. The description of the securities of the Company in the Offering Documents is complete and accurate in all material respects. Except as disclosed in or included or incorporated by reference in the Offering Documents, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities, other than the Mitsubishi Subscription Right and the Rio Tinto Subscription Right.

(27)

No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Offering Documents or included in the offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

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(28)

No Consents Required. No consent, approval, authorization, order, registration or qualification of or with Governmental Authority is required for the execution, delivery and performance by the Company of this Agreement, or the issuance and sale by the Company of the Offered Shares, except for (i) the qualification of the Offered Shares for distribution in the United States and in Canada by the filing of the Canadian Offering Documents and the U.S. Offering Documents; and (ii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable U.S. federal and state securities laws or by the bylaws and rules of FINRA or the SEC in connection with the sale of the Offered Shares by the Underwriters.

(29)

No Preferential Rights. (i) Except for Common Shares issuable pursuant to outstanding convertible securities of the Company, no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or other securities of the Company, other than pursuant to the Mitsubishi Subscription Right and the Rio Tinto Subscription Right, (ii) the Company has not granted to any Person any pre-emptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Common Shares or other securities of the Company, (iii) no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Offered Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for distribution under Canadian Securities Laws any Common Shares or other securities of the Company, or to include any such Common Shares or other securities included or incorporated by reference in the Offering Documents, whether as a result of the filing or effectiveness of the Offering Documents (or the Documents Incorporated by Reference) or the sale of the Offered Shares as contemplated thereby or otherwise, other than pursuant to the Mitsubishi Subscription Right and the Rio Tinto Subscription Right.

(30)

Forward-Looking Information. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and no forward-looking information within the meaning of Section 1(1) of the Securities Act (British Columbia)) contained or incorporated by reference in the Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(31)

Certificates. The form of certificates representing the Offered Shares, to the extent that physical certificates are issued, will be in due and proper form and conform to the requirements of the Business Corporations Act (British Columbia), the articles of incorporation of the Company and applicable requirements of the TSX, the NYSE American, The Depository Trust Company and CDS or will have been otherwise approved by the TSX and the NYSE American, if required. The Offered Shares will have been made eligible by The Depository Trust Company and CDS.

(32)	Transfer Agent. Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent for the Common Shares.

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(33)

No Litigation. There are no material legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or the Material Subsidiary is a party or to which any property of the Company or of the Material Subsidiary is the subject; to the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others; and (i) there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Securities Act or Canadian Securities Laws to be described in or included or incorporated by reference in the Offering Documents that are not so described; and (ii) there are no agreements, contracts, arrangements or understandings (written or oral) or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement that are not so filed.

(34)	Labor Disputes. No labor disturbance by or dispute with employees of the Company or of the Material Subsidiary exists or, to the knowledge of the Company, is threatened.

(35)

Local Disputes. There are no disputes between the Company or the Material Subsidiary and any local, aboriginal or indigenous group outstanding, or to the Company’s knowledge, threatened or imminent with respect to any of the Company’s or the Material Subsidiary’s properties or exploration and development activities.

(36)

Proposed Acquisition. There are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company or the Material Subsidiary of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(37)

Intellectual Property Rights. The Company and the Material Subsidiary own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. (i) There are no rights of third parties to any such Intellectual Property owned by the Company and the Material Subsidiary; (ii) to the Company’s knowledge, there is no infringement by third parties of any such Intellectual Property; (iii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s and the Material Subsidiary’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (v) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company and the Material Subsidiary infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (vi) to the Company’s knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described, included or incorporated by reference in the Offering Documents, as being owned by or licensed to the Company; and (vii) the Company and the Material Subsidiary have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or the Material Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (i)-(vii) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, result in a Material Adverse Effect.

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(38)	Form F-10 Eligibility. At the time the Initial Registration Statement was filed, the Company met the then applicable requirements for the use of Form F-10 under the Securities Act.

(39)

No Material Defaults. Neither the Company nor the Material Subsidiary has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases.

(40)

Certain Market Activities. Neither the Company, nor the Material Subsidiary, nor to the knowledge of the Company any of their respective directors or officers has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares.

(41)

Title to Real and Personal Property. The Company and the Material Subsidiary have good and marketable title in fee simple to all items of real property owned by them, good and valid title to all personal property described, included or incorporated by reference in the Offering Documents as being owned by them that are material to the businesses of the Company or the Material Subsidiary, in each case free and clear of all liens, encumbrances and claims, except those that do not materially interfere with the use made and proposed to be made of such property by the Company and the Material Subsidiary. Any real or personal property described in the Offering Documents as being leased by the Company and the Material Subsidiary is held by them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or the Material Subsidiary or (B) would not, individually or in the aggregate, have a Material Adverse Effect.

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(42)

Exploration Rights. The Casino Project, as described in the Offering Documents (the “Material Property”) is the only mineral property currently material to the Company in which the Company or the Material Subsidiary has an interest; the Company or through the Material Subsidiary, hold either mineral claims, exploration permits, prospecting permits or participant interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which the Material Property is located, in respect of the ore bodies and minerals located on the Material Property in which the Company (through the Material Subsidiary) has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements, contracts, arrangements or understandings, sufficient to permit the Company (through the Material Subsidiary), subject to compliance with customary permit requirements for specific work programs, to explore for the minerals relating thereto; all leases or claims and permits relating to the Material Property in which the Company (through the Material Subsidiary) has an interest or right have been validly located and recorded in accordance with all Applicable Laws and are valid and subsisting; the Company (through the Material Subsidiary) has all necessary rights and interests relating to the Material Property in which the Company (through the Material Subsidiary) has an interest granting the Company (through the Material Subsidiary) the right and ability to explore for minerals as are appropriate in view of the rights and interest therein of the Company or the Material Subsidiary, with only such exceptions as do not materially interfere with the current use made by the Company or the Material Subsidiary of the rights or interest so held as disclosed, included or incorporated by reference in the Offering Documents, and each of the proprietary interests or rights and each of the agreements, contracts, arrangements or understandings and obligations relating thereto referred to above is currently in good standing in all material respects in the name of the Company or the Material Subsidiary; and, except as disclosed in the Offering Documents, the Company and the Material Subsidiary do not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof, other than mineral claim fees.

(43)

Permits. The Company and the Material Subsidiary have identified all the material permits, certificates and approvals (collectively, the “Permits”) which are or will be required for the exploration, development and eventual or actual operation of the Material Property, which Permits include but are not limited to environmental assessment certificates, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial, state and federal approvals; and the appropriate Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Company or the Material Subsidiary; and neither the Company nor the Material Subsidiary know of any issue or reason why the Permits should not be approved and obtained in the ordinary course;

(a)

all assessments or other work required to be performed in relation to the material mineral claims of the Company and the Material Subsidiary in order to maintain their respective interests therein, if any, have been performed to date and the Company and the Material Subsidiary have complied in all material respects with all Applicable Laws in this regard as well as with regard to legal and contractual obligations to third parties in this regard except in respect of mineral claims that the Company and the Material Subsidiary intend to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect; and all such mineral claims are in good standing in all respects as of the date of this Agreement;

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(b)

except as disclosed, included or incorporated by reference in the Offering Documents, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Material Subsidiary except for annual and at will assessments by Governmental Authorities and ongoing assessments conducted by or on behalf of the Company and the Material Subsidiary in the ordinary course;

(c)

the Company made available to the authors of the Technical Report prior to its issuance, for the purpose of preparing the Technical Report, all information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(d)

the Technical Report was prepared in accordance, in all material respects, with the requirements of NI 43-101 as at the date of the Technical Report and as of the date hereof there is no new material scientific or technical information concerning the Material Property that is not included in the Technical Report; and

(e)

the Company is in compliance, in all material respects, with the provisions of NI 43-101 and has filed all technical reports required thereby and, at the time of filing, all such reports were prepared in accordance, in all material respects, with the requirements of NI 43-101; all scientific and technical information disclosed, included or incorporated by reference in the Offering Documents: (i) is based upon information prepared, reviewed and/or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101, (iii) was true, complete and accurate in all material respects at the time of filing, (iv) information relating to the Company’s estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Company or independent consultants to the Company as being consistent with the Company’s mineral reserve and mineral resource estimates as at the date they were prepared, and (v) the methods used in estimating the Company’s mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices.

(44)

Taxes. The Company and the Material Subsidiary have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. No tax deficiency has been determined adversely to the Company or the Material Subsidiary which would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it which would have a Material Adverse Effect.

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(45)	No Reliance. The Company has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the Offering.

(46)

No Loans. The Company does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is used in the ITA).

(47)

Investment Company Act. Neither the Company nor the Material Subsidiary is registered or, after giving effect to the Offering and the application of the proceeds thereof as described, included or incorporated by reference in the Offering Documents, will be required to register, as an “investment company” or an entity “controlled” by an “investment company”, as such terms are defined in the Investment Company Act of 1940, as amended.

(48)	ERISA. The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(49)

Company is not a “Controlled Foreign Corporation”. As of the date hereof, to the knowledge of the Company, the Company is not a “controlled foreign corporation,” as such term is defined in the Internal Revenue Code of 1986, as amended.

(50)

Insurance. The Company and the Material Subsidiary carry, or are covered by, insurance in such amounts and covering such risks as the Company and the Material Subsidiary reasonably believe are adequate for the conduct of their business and as is customary for companies engaged in similar businesses in similar industries.

(51)

No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, nor will the Company take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares, as applicable, or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Offered Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(52)

Working Capital. To the Company’s knowledge and taking into account the Company’s projected work program, the Company’s available working capital and the net proceeds receivable by the Company following the sale of the Offered Shares, the Company has sufficient working capital for its present requirements for a limited period of time from the date of the Canadian Final Prospectus.

(53)	Environmental Laws.

(a)

Each of the Company and the Material Subsidiary is in compliance in all material respects with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance, including any uranium or derivatives thereof (the “Hazardous Substances”) except where such non-compliance would not have a Material Adverse Effect, either individually or in the aggregate;

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(b)

each of the Company and the Material Subsidiary has obtained all licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the businesses carried on by the Company and the Material Subsidiary, other than those Environmental Permits that are routine in nature and anticipated to be obtained in the ordinary course, and each Environmental Permit is valid, subsisting and in good standing and, to the knowledge of the Company, neither the Company nor the Material Subsidiary is in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Company or the Material Subsidiary, threatened, to revoke or limit any Environmental Permit;

(c)

neither the Company nor the Material Subsidiary has used, except in compliance with all Environmental Laws and Environmental Permits, and other than as may be incidental to mineral resource exploration, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance; and

(d)

neither the Company nor the Material Subsidiary (including, if applicable, any predecessor companies) has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect and neither the Company nor the Material Subsidiary (including, if applicable, any predecessor companies) has settled any allegation of non-compliance that would have a Material Adverse Effect short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Material Subsidiary, nor has the Company or the Material Subsidiary received notice of any of the same; and

(e)

neither the Company nor the Material Subsidiary has received any notice wherein it is alleged or stated that the Company or the Material Subsidiary is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. Neither the Company nor the Material Subsidiary has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

(54)

Finder’s Fees. Neither the Company nor the Material Subsidiary has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Underwriters pursuant to this Agreement.

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(55)

Broker/Dealer Relationships. Neither the Company nor the Material Subsidiary or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

(56)

Dividend Restrictions. Except as may be restricted by Applicable Law, the Material Subsidiary is not prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to the Material Subsidiary’s equity securities or from repaying to the Company any amounts that may from time to time become due under any loans or advances to the Material Subsidiary from the Company or from transferring any property or assets to the Company.

(57)

No Improper Practices. (i) Neither the Company nor the Material Subsidiary, nor to the Company’s knowledge, any of their respective directors or officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any Applicable Law or of the character required to be disclosed, included or incorporated by reference in the Offering Documents; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company’s knowledge, the Material Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company’s knowledge, the Material Subsidiary, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described, included or incorporated by reference in the Offering Documents that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or the Material Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or, to the Company’s knowledge, the Material Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described, included or incorporated by reference in the Offering Documents that is not so described; (iv) except as described in the Offering Documents, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company’s knowledge, the Material Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; and (v) the Company has not offered, or caused any placement agent to offer, Common Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or the Material Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or the Material Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or the Material Subsidiary or any of their respective products or services; and (vi) neither the Company nor the Material Subsidiary nor, to the Company’s knowledge, any director, officer, employee or agent of the Company or the Material Subsidiary has made any payment of funds of the Company or the Material Subsidiary or received or retained any funds in violation of any Applicable Law (including, without limitation, the Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada)).

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(58)

Operations. The operations of the Company and the Material Subsidiary are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or Governmental Authority involving the Company or the Material Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(59)	Sanctions.

(a)

The Company represents that, neither the Company nor the Material Subsidiary (collectively, the “Entity”) nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate or representative of the Company, is a government, individual, or entity (in this paragraph (a), “Member”) that is, or is owned or controlled by a Member that is:

(i)

the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authority or Applicable Law (collectively, “Sanctions”), nor

(ii)

located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Russia, the Crimea and the non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, any other territory or region of Ukraine currently under the asserted control of Russia, recognized by Russia or subject to territorial claims by Russia, or any other covered region of Ukraine identified pursuant to Executive Order 14065, Sudan, Syria and Zimbabwe).

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(b)

The Company represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Member:

(i)	to fund or facilitate any activities or business of or with any Member or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(ii)	in any other manner that will result in a violation of Sanctions by any Member (including any Member participating in the offering, whether as underwriter, advisor, investor or otherwise).

(c)

The Company represents and covenants that since April 24, 2019[1], it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Member, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(60)

Certification of Disclosure. There has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and “certifying officer” shall have the meanings given to such term in NI 52-109.

(61)

Audit Committee. The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, the applicable requirements of the NYSE American and the SEC, each of whom is “independent” within the meaning of such instrument.

(62)

Filings. Since January 1, 2023, the Company has filed all documents or information required to be filed by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the Exchanges, except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed or furnished by or on behalf of the Company with the Exchanges, the SEC and the Canadian Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.

[1]	NTD: Aligned to statute of limitations extension in 2024 from 5-10 years, with flat cap to April 24, 2019.

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(63)

Due Diligence Matters. To the knowledge of the Company, all documents and information delivered and provided by or on behalf of the Company to the Underwriters as a part of their due diligence in connection with the Offering were complete and accurate in all material respects.

(64)

Cybersecurity. There has been no security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, the “IT Systems and Data”) and (i) the Company has not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to the IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of the IT Systems and Data and to the protection of the IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(65)

Exchange Registration. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on the NYSE American under the symbol “WRN” and the TSX under the symbol “WRN”, and the Company has taken no action designed to terminate the registration of the Common Shares under the Exchange Act or delisting the Common Shares from either of the Exchanges, nor has the Company received any notification that the SEC, the Canadian Commissions or either of the Exchanges is contemplating terminating such registration or listing. The Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Common Shares thereon. The Company has obtained, or will obtain by the Closing Time, all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the SEC and the Canadian Commissions, where applicable, required for the listing and trading of the Offered Shares, subject only to satisfying their standard listing and maintenance requirements. The Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange.

Any certificate signed by any officer on behalf of the Company or the Material Subsidiary and delivered to the Underwriters or U.S. counsel for the Underwriters (for the sole purpose of delivering negative assurance letters) in connection with the Offering shall be deemed to be a representation and warranty by the Company or the Material Subsidiary, as the case may be, as to matters covered thereby, to the Underwriters.

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The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 15(1) hereof, counsel to the Company and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and warranties and hereby consents to such reliance.

Section 9 Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally and not jointly (or jointly and severally) represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	Each Underwriter hereby severally and not jointly (or jointly and severally) covenants and agrees with the Company that:

(a)	it will comply with Applicable Securities Laws in connection with the offer and sale and distribution of the Offered Shares; and

(b)

it will use its commercially reasonable efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time, but in any event no later than seven Business Days following the date of exercise of the entire Over-Allotment Option, if exercised.

(3)

The Underwriters severally and not jointly (or jointly and severally) covenant with the Company not to take any action that would result in the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf the Underwriters that otherwise would not be required to be filed by the Company thereunder but for the action of the Underwriters.

Section 10 Indemnification

(1)

The Company and its subsidiaries or affiliated companies, as the case may be (collectively referred to in this Section 10 as the “Indemnifying Party”) agrees to indemnify and save harmless the Underwriters and their respective affiliates and each of their respective directors, officers, partners, members, employees, shareholders and agents, and each person, if any, who controls the Underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the 1934 Act (each referred to in this Section 10 as an “Indemnified Party”) from and against all liabilities, claims, losses (other than loss of profits in connection with the distribution of the Offered Shares), actions, suits, proceedings, charges, reasonable costs, damages and reasonable expenses which an Indemnified Party suffers or incurs or is subject to, including all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses that may be incurred in advising with respect to investigating or defending any Claim, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)

any information or statement contained in any Offering Document, any Issuer Free Writing Prospectus, any marketing materials or any Supplementary Material related thereto, or in any certificate or other document of the Company or of any officer of the Company or the Material Subsidiary delivered hereunder or pursuant hereto which contains or is alleged to contain a misrepresentation;

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(b)

any omission or alleged omission to state in any Offering Document, any Issuer Free Writing Prospectus, any marketing materials or any Supplementary Material related thereto, or any certificate or other document of the Company or any officer of the Company or the Material Subsidiary delivered hereunder or pursuant hereto any material fact, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(c)

any order made or any inquiry, investigation or proceedings commenced or threatened by any securities commission, stock exchange or other Governmental Authority based upon any actual or alleged untrue statement, omission or misrepresentation in any Offering Document, any Issuer Free Writing Prospectus, any marketing materials or any Supplementary Material or based upon any actual or alleged failure to comply with Canadian Securities Laws or U.S. Securities Laws, preventing or restricting the trading in of the Firm Shares or Additional Shares or the distribution of the Offered Shares or any other securities of the Company;

(d)

the non-compliance or alleged non-compliance by the Company with any requirement of Canadian Securities Laws or U.S. Securities laws in any of the Qualifying Jurisdictions or in the United States or any state therein in connection with the transactions herein contemplated including the Company’s non-compliance or alleged non-compliance with any statutory requirement to make any document available for inspection; or

(e)

any breach of any representation or warranty, covenant, obligation or agreement of the Company contained herein or in any certificate or other document of the Company or of any officers of the Company or the Material Subsidiary delivered hereunder or pursuant hereto or the failure of the Company to comply with any of its obligations hereunder, provided, however, that the foregoing indemnity (i) shall not apply to any loss, liability, claim, damage or expense to the extent arising solely out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with written information relating to the Underwriters furnished to the Company by the Underwriters expressly for use in the Offering Documents, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, and (ii) shall cease to apply to an Indemnified Party claiming indemnity, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a Governmental Authority in a final ruling from which no appeal can be made determines that any loss, liability, claim, damage or expense resulted primarily and directly from the gross negligence or willful misconduct of such Indemnified Party claiming indemnity. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the applicable document contained no misrepresentation shall constitute “gross negligence” or “willful misconduct” for purposes of this Section 10 or otherwise disentitle the Underwriters from indemnification hereunder.

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(2)

If any matter or thing contemplated by this Section 10 (any such matter or thing being hereinafter referred to as a “Claim”) is asserted against an Indemnified Party, the Indemnified Party shall notify the Indemnifying Party as soon as practicable, of such Claim to the extent allowable by Applicable Law (provided, however, that failure to provide such notice shall not affect the Indemnified Party’s right to indemnification hereunder, except (and only) to the extent of material prejudice (through the forfeiture of substantive rights and defenses) to the Indemnifying Party therefrom) and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit, action or proceeding brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party and that no admission of liability or settlement of any such Claim may be made by the Indemnifying Party or the Indemnified Party without the prior written consent of the other.

(3)

In any such Claim, the Indemnified Party shall have the right to retain separate counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(a)

the Indemnifying Party fails to assume the defence of such Claim on behalf of the Indemnified Party within five Business Days of receiving detailed notice thereof or, having assumed such defence, has failed to engage counsel promptly or who is acceptable to the Indemnified Parties, or has failed to pursue it diligently;

(b)	the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

(c)

the named parties to the Claim (including any added, third parties or interpleaded parties) include the Indemnifying Party, and the Indemnifying Parties has been advised by counsel (including internal counsel) that there are legal defences available to such Indemnified Party that are different or in addition to those available to the Indemnifying Party, that representation of the Indemnified Party by counsel for the Indemnifying Party is inappropriate as a result of the potential or actual conflicting interests of those represented, or where in such Indemnified Party’s reasonable judgment, the Claim gives rise to a conflict of interest between the Indemnifying Party and such Indemnified Party; in each of cases Section 10(3)(a), Section 10(3)(b) and Section 10(3)(c), the Indemnifying Party will not have the right to assume the defence of the suit on behalf of such Indemnified Party, but the Indemnifying Party will be liable to pay the fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction. Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

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(4)

The Company hereby acknowledges and agrees that the information furnished to the Company by the Underwriters expressly for use in the Offering Documents, any Issuer Free Writing Prospectus or marketing materials (or any amendment or supplement to any of the foregoing), the Time of Sale Prospectus, or any “issuer information” (as defined in Rule 433), or any “road show” (as defined in Rule 433) that does not constitute an Issuer Free Writing Prospectus, consists exclusively of the following information appearing under the caption “Plan of Distribution” in the Offering Documents: (i) the information regarding the Underwriting Fee appearing in the second paragraph under such caption and (ii) the information regarding stabilization appearing in the tenth paragraph under such caption (but only insofar as such information concerns the Underwriters).

Section 11 Contribution

(1)

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 10(1) would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Indemnifying Party shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the distribution of the Offered Shares) of the nature contemplated in this Section 11 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the distribution of the Offered Shares as well as the relative fault of the parties in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that: (i) the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the aggregate fee or any portion thereof actually received by the Underwriters hereunder; and (ii) no party who has been determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation or gross negligence in connection with such Claim or Claims.

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(2)

The rights of contribution and indemnity provided in this Section 11 shall be in addition to and not in derogation of any other right to contribution and indemnity which the Underwriters may have by statute or otherwise at law.

(3)

In the event that any Indemnifying Party is held to be entitled to contribution from the Underwriters under the provisions of any Applicable Law, the Indemnifying Party shall be limited to contribution in an amount not exceeding the lesser of:

(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters is responsible, as determined above; and

(b)

the amount of the aggregate fee actually received by the Underwriters from the Indemnifying Party hereunder, provided that the Underwriters shall not be required to contribute more than the fee actually received by the Underwriters.

(4)

If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Indemnifying Party notice thereof in writing, but failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of any obligation which it may have to the Underwriters under this Section 11, except (and only) to the extent of material prejudice (through the forfeiture of substantive rights and defenses) to the Indemnifying Party therefrom.

(5)

With respect to Section 10 and this Section 11, the Company acknowledges and agrees that the Underwriters are contracting on its own behalf and as agent for their respective affiliates, directors, officers, employees and agents, and each person, if any, controlling any Underwriters or any of their subsidiaries and each shareholder of any Underwriter. Accordingly, the Company hereby constitutes the Underwriters as agents for each person who is entitled to the covenants of the Company contained in Section 10 and this Section 11 and is not a party hereto and the Underwriters agree to accept such agents and to hold in trust for and to enforce such covenants on behalf of such persons.

Section 12 Certain Covenants of the Company

The Company further covenants and agrees with the Underwriters as follows:

(1)	Securities Act Compliance.

(a)	The Company shall prepare the Offering Documents in compliance with Applicable Securities Laws and in a form approved by the Underwriters.

(b)

After the date of this Agreement, the Company shall advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, when any Dual Prospectus Receipt has been issued and when the Registration Statement becomes effective, and will provide evidence satisfactory to the Underwriters of each such filing and a copy of each such Dual Prospectus Receipt. The Company shall also promptly advise the Underwriters in writing of the receipt of any comments of, or requests for additional or supplemental information or other communication from any Canadian Commission or the SEC with respect to any of the Offering Documents.

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(c)

Between the date hereof and the date of completion of the Distribution of the Offered Shares, the Company shall advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)

the issuance by any Canadian Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Company, the threatening of any such order;

(ii)

the issuance by any Canadian Commission, the SEC, the TSX or the NYSE American of any order having the effect of ceasing or suspending the Distribution of the Offered Shares or the trading in any securities of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Commission or the SEC for amendments or supplements to any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Company will use its best efforts to prevent the issuance of any order referred to in subparagraph (c)(i) above or subparagraph (c)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time.

(2)	Delivery of Offering Documents.

(a)	The Company shall deliver or cause to be delivered to the Underwriters, forthwith:

(i)

copies of the Initial Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Marketing Documents duly signed by the Company as required by the laws of all of the Qualifying Jurisdictions;

(ii)

copies of the Initial Registration Statement, the Amendment No. 1 to the Initial Registration Statement and the Amendment No. 2 to the Initial Registration Statement, in each case signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to any such registration statement;

(iii)	copies of any Canadian Prospectus Amendment required to be filed under Section 5 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

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(iv)

any U.S. Registration Statement Amendment required to be filed under Section 5 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to clauses (a)(i) and (iii) above, if the documents are available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 12(2); and with respect to clauses (a)(ii) and (iv) above, if the documents are available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 12(2).

(b)

The Company shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Offering Documents and the U.S. Offering Documents, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Company agrees that such deliveries shall be effected as soon as possible and, in any event, (i) in Toronto and New York not later than 12:00 p.m. (Toronto time) on February 13, 2026, and in all other cities by 12:00 p.m. local time, on the next Business Day, with respect to the Canadian Amended and Restated Preliminary Prospectus and the U.S. Preliminary Prospectus and the Time of Sale Prospectus, and (ii) in Toronto and New York with respect to the Canadian Final Prospectus, the U.S. Amended and Restated Preliminary Prospectus by 12:00 p.m. (Toronto time) on the Business Day following the delivery by the Commission of the Dual Prospectus Receipt for the Canadian Final Prospectus or Canadian Prospectus Amendment, as the case may be, and in all other cities by 12:00 p.m. local time, on the next Business Day, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)

The Underwriters’ Review of Proposed Amendments and Supplements. Prior to amending or supplementing any of the Offering Documents (including any amendment or supplement through incorporation by reference of any document), the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Underwriters’ consent which shall not be unreasonably delayed, conditioned or withheld.

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(4)

Free Writing Prospectuses. The Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed Issuer Free Writing Prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Underwriters’ consent which shall not be unreasonably delayed, conditioned or withheld. The Company shall furnish to the Underwriters, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by, the Company as the Underwriters may reasonably request. If during the Prospectus Delivery Period there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or, omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Underwriters’ consent which shall not be unreasonably delayed conditioned or withheld.

(5)

Filing of Underwriters Free Writing Prospectuses. The Company shall not take any action that would result in any Underwriters or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriters that the Underwriters otherwise would not have been required to file thereunder.

(6)

Amendments and Supplements to Offering Documents. If any time prior to the Closing Date any event shall occur or condition shall exist as a result of which the Offering Documents, as amended or supplemented, would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or if, in the reasonable opinion of counsel for the Company or the Underwriters, it is necessary to amend or supplement the Offering Documents to comply with Applicable Law, including the Securities Act, the Company shall (subject to Section 12(3) and Section 12(4)) forthwith prepare, file with the SEC and the Canadian Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Offering Documents so that the statements in the Offering Documents as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or so that the Offering Documents, as amended or supplemented, will comply with Applicable Law including the Securities Act and the Canadian Securities Laws.

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(7)

Comfort Letter. The Company shall obtain and deliver, or cause to be delivered, concurrently with the filing of the Canadian Final Prospectus, from PricewaterhouseCoopers LLP, independent public or certified public accountants for the Company, a “long-form comfort letter” dated the date of the Canadian Final Prospectus, and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Lead Underwriter, containing (i) statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters which letters shall cover information with respect to the Financial Statements, including without limitation, certain financial and accounting disclosures contained or incorporated by reference in the Offering Documents, and (ii) confirmation that they are independent public, certified public or chartered accountants as required by the Securities Act.

(8)

Lock-Up Agreements. The Company shall use its commercially reasonable efforts to cause each of the Company’s directors and officers to execute and deliver to the Underwriters a lock-up agreement in the form of Schedule “D” hereto on or before the Closing Date.

(9)

Stock Exchange Listing. The Company shall use its best efforts to obtain the conditional approval for the listing of the Offered Shares on the TSX by the Closing Time, subject only to the official notice of issuance (the “Standard Listing Condition”), and the Company will use its best efforts to have the Offered Shares listed and admitted and authorized for trading on the NYSE American by the Closing Time.

(10)

Blue Sky Compliance. The Company shall cooperate with the Lead Underwriter and counsel for the Underwriters to qualify or register the Offered Shares for sale under (or obtain exemptions from the application of) U.S. Securities Laws, Canadian Securities Laws, or other foreign laws of jurisdictions designated by Stifel Canada, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Offered Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction in which it is not presently qualified or where it would be subject to taxation as a foreign corporation (except service of process with respect to the offering and sale of the Offered Shares). The Company will advise the Lead Underwriter promptly of the suspension of the qualification or registration of (or any exemption relating to) the Offered Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

(11)

Use of Proceeds. The Company shall apply the net proceeds from the sale of the Firm Shares and the Additional Shares sold by it in the manner described under the caption “Use of Proceeds” in the Offering Documents.

(12)	Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Firm Shares and the Additional Shares.

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(13)

Earnings Statement. As soon as practicable, but in any event no later than 18 months after the date of this Agreement, the Company will make generally available to its security holders and to the Lead Underwriter an earnings statement (which need not be audited) covering a period of at least 12 months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the SEC thereunder.

(14)

Periodic Reporting Obligations. Prior to the completion of the Distribution of the Offered Shares, the Company will file all reports and documents required to be filed with or furnished to the Canadian Commissions and the SEC pursuant to Applicable Securities Laws.

(15)

Agreement Not to Issue, Offer or Sell Additional Shares. Except as contemplated by this Agreement, the Company will not, without the prior written consent of the Lead Underwriter (not to be unreasonably withheld or delayed), directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Company may issue Common Shares or securities convertible into Common Shares in conjunction with (i) the grant or exercise or vesting of stock options, restricted share units, deferred share units and other similar issuances pursuant to the equity incentive plans of the Company and other stock-based compensation arrangements including, for greater certainty the sale of any shares issued thereunder; (ii) any transaction with an arm’s length third party whereby the Company directly or indirectly (a) acquires shares or assets of a business or (b) issues securities in connection with a joint venture or other strategic investment in or by the Company; (iii) any obligations in respect of existing agreements; and (iv) the issuance of securities by the Company in connection with the exercise of the Subscription Rights. In addition, from the date hereof and ending 90 days following the Closing Date, the Company shall not, without the prior written consent of the Lead Underwriter (not to be unreasonably withheld or delayed), file a prospectus under Canadian Securities Laws or a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans.

(16)

Investment Limitation. The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Offered Shares in such a manner as would require the Company or the Material Subsidiary to register as an investment company under the Investment Company Act.

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(17)

No Stabilization or Manipulation; Compliance with Regulation M. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Offered Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Offered Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Lead Underwriter (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

(18)

Press Releases/Announcements. Prior to the Closing Date, the Company shall not, without the Lead Underwriter’s prior written consent, which shall not be unreasonably delayed, conditioned or withheld, issue any press releases or other communications directly or indirectly relating to the Offering and shall not hold any press conferences with respect to the Company or the Material Subsidiary, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or the Material Subsidiary, or with respect to the Offering. Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company’s counsel advises that it is necessary in order to comply with Applicable Law or the rules or requirements of the TSX or the NYSE American, or from issuing a press release or holding an analyst call in the normal course in connection with the release of financial results.

Section 13 All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle the Underwriters (or any one of them) to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Company at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that the Underwriters (or any one of them) may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on such Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

Section 14 Termination of this Agreement

(1)

The Underwriters (or any one of them) shall also be entitled to terminate their obligations to purchase the Offered Shares by written notice to that effect to the Company at or prior to the Closing Time or the Option Closing Time, as applicable, if:

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(a)

there should occur or be announced by the Company, any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Company or a change in any material fact (other than a material fact related solely to the Underwriters as provided by the Underwriters in connection with and solely for the purposes of inclusion in any Offering Document), or the Underwriters become aware of any undisclosed material information (other than information related solely to any of the Underwriters as provided by the Underwriters in connection with and solely for the purposes of inclusion in any Offering Document), which in the opinion of the Underwriters (or any one of them), acting reasonably, would be expected to have a significant adverse effect on the business, operations or capital of the Company (on a consolidated bases) or a significant adverse effect on the market price or value of the Offered Shares; or

(b)

there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence, catastrophe, accident, natural disaster, public protest, war or act of terrorism of national or international consequence, pandemic, or any new law or regulation or a change thereof or other occurrence of any nature whatsoever which, in the opinion of the Underwriters (or any one of them), acting reasonably, seriously adversely effects, or involves, or is expected to seriously adversely effect, or involve, financial markets in Canada or the United States generally or the business, operations, assets, liabilities (contingent or otherwise), capital or control of the Company or the market price or value of the Offered Shares; or

(c)

there should occur or commence or be announced or threatened any inquiry, action, suit, investigation or other proceeding (whether formal or informal) or any order or ruling is issued under or pursuant to any statute of Canada or the United States or of any province or territory of Canada, or state of the United States (including, without limitation, the Commission, the Canadian Commissions, the TSX, NYSE American or the SEC) (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to the Underwriters), which in the reasonable opinion of the Underwriters (or any one of them) would be expected to operate to prevent or materially restrict trading in or distribution of the Offered Shares or would have a significant adverse effect on the market price or value of the Offered Shares; or

(d)	the Company is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement becomes false in any material respect.

(2)

If this Agreement is terminated by any of the Underwriters pursuant to Section 14(1), there shall be no further liability on the part of any terminating Underwriter or of the Company to such terminating Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 10, Section 11 and Section 16. A notice of termination given by an Underwriter under this Section 14 shall not apply to or be binding upon any other Underwriter.

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(3)

The right of the Underwriters (or any one of them) to terminate their obligations under this Agreement are in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement.

Section 15 Conditions of Closing and Option Closing

(1)

The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Company contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, if applicable, the performance by the Company of its obligations under this Agreement and receipt by the Underwriters of:

(a)

at the Closing Time, a favourable legal opinion, dated the Closing Date, from Cassels Brock & Blackwell LLP, in its capacity as the Company’s Canadian counsel, as to matters of Canadian federal and provincial law (who may rely on the opinions of local counsel acceptable to them and to the Underwriters’ counsel as to matters governed by the laws of jurisdictions in Canada other than the Provinces of British Columbia, Alberta and Ontario), addressed to the Underwriters, such matters to be substantially as set out in the attached Schedule “B” subject to customary limitations, assumptions and qualifications;

(b)

at the Closing Time, a favourable legal opinion and customary negative assurance letter, dated the Closing Date and the Option Closing Date, as applicable, from Dorsey & Whitney LLP, in its capacity as the Company’s U.S. counsel, addressed to the Underwriters, to the effect set forth in Schedule “C” (subject to customary limitations, assumptions and qualifications);

(c)

at the Closing Time, a favourable legal opinion, dated the Closing Date, from the Company’s counsel, in form and substance satisfactory to the Underwriters, regarding the Material Subsidiary, with respect to the following: (i) the incorporation and existence of the Material Subsidiary under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of the Material Subsidiary, and (iii) that the Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(d)

at the Closing Time, a favourable legal opinion, dated the Closing Date, in form and substance satisfactory to the Underwriters, from Yukon local counsel to the Company as to title matters in respect of the Material Property;

(e)

at the Closing Time or the Option Closing Time, as applicable, certificates or evidence of registration representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable) in the name of CDS or its nominee or in such other name(s) as Stifel Canada shall have directed;

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(f)

at the Closing Time or the Option Closing Time, as applicable, a letter from PricewaterhouseCoopers LLP, independent public or certified public accountants for the Company, dated such date, in form and substance reasonably satisfactory to the Lead Underwriter, to the effect that they reaffirm the statements made in the letters furnished by them pursuant to Section 12(7), except that the specified date referred to therein for the carrying out of procedures shall be no more than two Business Days prior to the Closing Date or the Option Closing Date, as applicable;

(g)	at the Closing Time or the Option Closing Time, as applicable, the payment of the Underwriting Fee and Underwriters’ Expenses in accordance with the terms of this Agreement;

(h)

evidence satisfactory to the Lead Underwriter that the Offered Shares shall have been (A) listed and admitted and authorized for trading on the NYSE American, subject only to the official notice of issuance, and (B) conditionally approved for listing on the TSX;

(i)

a certificate, dated the Closing Date or the Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that: (i) the Company has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Company contained herein are true and correct as of the Closing Time and the Option Closing Time, as applicable, with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System under NI 44-101; (iv) there has been no material change relating to the Company and its subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (v) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

- 50 -	Underwriting Agreement

(j)

at the Closing Time or the Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and the Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Firm Shares and the Additional Shares on the TSX and NYSE American and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(k)	at the Closing Time, the Company’s directors and officers shall each have entered into lock-up agreements, substantially in the form attached hereto as Schedule “D”;

(l)

at the Closing Time or the Option Closing Time, as applicable, a certificate of status (or equivalent) for the Company and the Material Subsidiary dated within one Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date; and

(m)

such other documents as the Underwriters or counsel to the Underwriters may reasonably require; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Lead Underwriter and counsel for the Underwriters, acting reasonably.

Section 16 Expenses

The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the preparation and filing of the Offering Documents and any amendments thereo; (ii) the fees and expenses of the Company’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; (iv) all reasonable out-of-pocket expenses of the Underwriters; and (v) all reasonable fees and disbursements of the Underwriters’ U.S. legal counsel to a maximum of US$150,000, and Canadian legal counsel to a maximum of C$100,000, plus applicable taxes and disbursements ((iv) and (v), collectively, the “Underwriters’ Expenses”). All reasonable fees and expenses incurred by the Underwriters, or on its behalf, shall be payable by the Company immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not an offering is completed. At the option of Stifel Canada, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the closing of the Offering. Regardless of whether the transactions contemplated herein are completed or not, the Company will pay the Underwriters’ Expenses, as described in this Section 16.

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Section 17 Obligations to Purchase

(1)

Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Firm Shares or the Additional Shares at the Closing Time or at any Option Closing Time, as the case may be, shall be several and not joint (or joint and several) and shall be limited to the percentage of the Firm Shares or the Additional Shares, as the case may be, set out opposite the name of the respective Underwriters below:

Stifel Canada	46%
ATB Capital Markets Corp.	10%
National Bank Financial Inc.	10%
Agentis Capital Markets (First Nations Financial Markets Limited Partnership)	8%
BMO Nesbitt Burns Inc.	8%
Canaccord Genuity Corp.	8%
CIBC World Markets Inc.	5%
H.C. Wainwright & Co., LLC	5%
TOTAL	100%

(2)

In the event that an Underwriter shall at the Closing Time or the Option Closing Time, as the case may be, fail to purchase its percentage of the Firm Shares or Additional Shares as provided in Section 17(1) (a “Non-Purchasing Underwriter”), whether upon the exercise of any termination rights or otherwise, and the percentage of Firm Shares or Additional Shares that have not been purchased by the Non-Purchasing Underwriter represents 10% or less of the aggregate Firm Shares or Additional Shares, the other Underwriters shall be severally and not jointly (or jointly and severally) obligated to purchase all of the Firm Shares or Additional Shares, as the case may be, that the Non-Purchasing Underwriter has failed to purchase; the Underwriters shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 17(1) or in such other proportions as they may otherwise agree. In the event that the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents in aggregate more than 10% of the aggregate Firm Shares or Additional Shares, as the case may be, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Firm Shares or Additional Shares, as the case may be, which would otherwise have been purchased by the Non-Purchasing Underwriters; the Underwriters exercising such right shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 17(1) or in such other proportions as they may otherwise agree. In the event that the continuing Underwriters purchase additional Firm Shares or Additional Shares pursuant to this Section 17(2) than they otherwise would have pursuant to this Agreement, the continuing Underwriters shall have the right to postpone the Closing Time or the Option Closing Time, as the case may be, for such period not exceeding five Business Days as they shall determine and notify the Company in order for required changes, if any, to the Offering Documents or to any other documents or arrangements may be effected. Nothing in this Section 17(2) shall oblige the Company to sell to the Underwriters less than all of the Firm Shares or, in the event of the exercise of the Over-Allotment Option in whole or in part, the Additional Shares in respect of which the Over-Allotment Option has been exercised, or relieve from liability to the Company any Underwriter which shall be in default of its obligations under this Agreement.

- 52 -	Underwriting Agreement

Section 18 No Advisory or Fiduciary Relationship

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction the Underwriters is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) the Underwriters have not assumed or will not assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether the Underwriters have advised or are currently advising the Company on other matters) and the Underwriters have no obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 19 Survival

The representations, warranties, covenants, obligations and agreements of the Company contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect for the benefit of the Underwriters until the Survival Limitation Date notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf. Without any limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters or the contribution obligations of the Corporation or of the Underwriters, including without limitation Section 10 and Section 11, shall survive the sale of the Offered Shares and shall continue in full force and effect, indefinitely.

- 53 -	Underwriting Agreement

Section 20 TMX Disclosure

The Company hereby acknowledges that certain of the Underwriters or their affiliates may own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of such dealer supplying or continuing to supply a product or service.

Section 21 Notices

Any notice to be given hereunder shall be in writing and may be given by email or by hand delivery and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

Western Copper and Gold Corporation

Suite 907 – 1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

Attention:  Sandeep Singh

Email:    [Redacted – Personal Information]

with a copy to (such copy not to constitute notice):

Cassels Brock & Blackwell LLP

885 West Georgia Street, RBC Place, Suite 2200

Vancouver, British Columbia V6C 3E8

Attention:  Jennifer Traub

Email:    [Redacted – Personal Information]

and in the case of the Lead Underwriter (on behalf of the Underwriters) to:

Stifel Nicolaus Canada Inc.

161 Bay Street West, Suite 3800

Toronto, Ontario M5J 2S1

Attention:  Stephen Delaney

Email:    [Redacted – Personal Information]

with a copy to (such copy not to constitute notice):

Miller Thomson LLP

40 King Street West, Suite 6600

Toronto, Ontario M5J 2T3

Attention:  Andrew Powers and Jeffrey Gebert

Email:    [Redacted – Personal Information] and

  [Redacted – Personal Information]

- 54 -	Underwriting Agreement

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 22 Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 23 Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 24 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 25 Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[Remainder of page intentionally blank. Signature page follows.]

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If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

Yours very truly,

STIFEL NICOLAUS CANADA INC.

By:	(signed) “Stephen Delaney”
Name: Stephen Delaney
Title: Managing Director, Investment Banking

ATB CAPITAL MARKETS CORP.

By:	(signed) “Kevin Tychon”
Name: Kevin Tychon
Title: Managing Director, Investment Banking

NATIONAL BANK FINANCIAL INC.

By:	(signed) “Mengfei Zhou”
Name: Mengfei Zhou
Title: Managing Director, Investment Banking

AGENTIS CAPITAL MARKETS (FIRST NATIONS FINANCIAL MARKETS LIMITED PARTNERSHIP)

By:	(signed) “Robert Van Belle”
Name: Robert Van Belle
Title: Chief Executive Officer

- 56 -	Underwriting Agreement

BMO NESBITT BURNS INC.

By:	(signed) “Ilan Bahar”
Name: Ilan Bahar
Title: Managing Director and Co-Head, Investment Banking

CANACCORD GENUITY CORP.

By:	(signed) “Kevin Carter”
Name: Kevin Carter
Title: Managing Director, Investment Banking

CIBC WORLD MARKETS INC.

By:	(signed) “Steven Reid”
Name: Steven Reid
Title: Managing Director and Head of Global Mining, Investment Banking

H.C. WAINWRIGHT & CO., LLC

By:	(signed) “Edward Silvera”
Name: Edward Silvera
Title: Co-Chief Executive Officer

- 57 -	Underwriting Agreement

The foregoing is in accordance with our understanding and is accepted by us.

WESTERN COPPER AND GOLD CORPORATION

By:	(signed) “Sandeep Singh”
Name: Sandeep Singh
Title: President and Chief Executive Officer

By:	(signed) “Michael Psihogios”
Name: Michael Psihogios
Title: Chief Financial Officer

- 58 -	Underwriting Agreement

SCHEDULE “A”

MATTERS TO BE ADDRESSED IN THE COMPANY’S CANADIAN COUNSEL OPINION

1.

The Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions.

2.	The Company is a corporation validly existing under the Business Corporations Act (British Columbia).

3.

The Company has all necessary corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby.

4.	The Company has all necessary corporate power and capacity: (i) to issue and sell the Firm Shares and the Additional Shares; and (ii) to grant the Over-Allotment Option.

5.	The authorized and issued capital of the Company.

6.	The attributes attaching to the Offered Shares are consistent and conform with the description under “Description of Securities Being Distributed” in the Canadian Final Prospectus.

7.

All necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and the Additional Shares, and the grant of the Over-Allotment Option.

8.

The Offered Shares have been and, upon exercise of the Over-Allotment Option in accordance with its terms, the Additional Shares will be duly allotted and validly issued as fully-paid and non-assessable Common Shares upon full payment therefor and the issue thereof.

9.

All necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, any Supplementary Material and any Marketing Documents and the filing thereof with the Commissions.

10.

This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to customary limitations and qualifications including, but not limited to, bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law.

A - 1	Underwriting Agreement

11.

The execution and delivery of this Agreement, the fulfillment of the terms thereof by the Company, the offering, issuance, sale and delivery of the Firm Shares and the Additional Shares, and the grant of the Over-Allotment Option do not and will not conflict with any of the terms, conditions or provisions of the articles of the Company, or any applicable corporate or securities laws of British Columbia or federal laws applicable therein.

12.	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares.

13.

All necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws.

14.	Subject only to the Standard Listing Condition, the Offered Shares have been conditionally approved for listing on the TSX.

15.	As to the accuracy of the statements under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility For Investment” in the Canadian Final Prospectus.

16.	Such other matters as the Underwriters’ legal counsel may reasonably request prior to the Closing Time.

A - 2	Underwriting Agreement

SCHEDULE “B”

FORM OF OPINION TO BE PROVIDED BY COMPANY’S U.S. COUNSEL

1.

Neither the execution and delivery by the Company of the Underwriting Agreement nor the consummation by the Company of the issuance and sale of the Offered Shares contemplated thereby will violate any federal U.S. Securities Laws.

2.

No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which we express no opinion) is required on the part of the Company under any Applicable Law for the issuance or sale of the Offered Shares or the performance by the Company of its obligations under the Underwriting Agreement. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement.

3.

The Company is not currently, and solely after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the U.S. Final Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

4.

To our knowledge, no person has the right to require registration of any common shares or any other securities of the Company under the Securities Act resulting from the filing or effectiveness of the Registration Statement, the U.S. Prospectus or otherwise.

5.

The statements in the U.S. Prospectus under the heading “Certain U.S. Federal Income Tax Considerations” with respect to the tax considerations under United States federal income tax law, to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, are accurate in all material respects.

6.

Pursuant to Rule 467(a) under the Securities Act, the Registration Statement became effective upon the filing of the Amendment No. 2 to the Registration Statement with the SEC on February 20, 2026. To our knowledge, based solely upon our review of the SEC’s website, no stop order suspending the effectiveness of the Registration Statement has been issued. According to the SEC’s EDGAR database, the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement.

7.

Assuming the compliance of the Canadian Final Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of British Columbia and other requirements of Canadian law, the Registration Statement and the U.S. Final Prospectus (other than the financial statements, including schedules, and other financial and statistical information contained therein or omitted therefrom, as to which we express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.

B - 1	Underwriting Agreement

8.

The Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder applicable to such form.

Such counsel shall also state in a separate letter as follows:

We have participated in the preparation of the Registration Statement, the U.S. Final Prospectus, and the Time of Sale Prospectus and in conferences and telephone conversations with officers and other representatives of the Company, including its Canadian counsel, representatives of the Underwriters, including their United States and Canadian counsel, and the independent auditors for the Company, during which the contents of the Registration Statement, the U.S. Final Prospectus and the Time of Sale Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that we have not undertaken to verify independently, and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Final Prospectus or Time of Sale Prospectus, except as set forth in paragraph 5 above, on the basis of the foregoing (and relying as to factual matters on officers, employees and other representatives of the Company), in the course of our work in connection with the matters contemplated by the Underwriting Agreement, no information has come to our attention that leads us to believe that (a) the Registration Statement, at its effective date and on the date hereof (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference in each case, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), qualified persons employed or formerly employed by the Company, in reliance on the authority of such persons as “experts” within the meaning of the Securities Act, as to which we express no such belief), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the U.S. Final Prospectus, as of its date and as at the date hereof (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference in each case, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), qualified persons employed or formerly employed by the Company, in reliance on the authority of such persons as “experts” within the meaning of the Securities Act, as to which we express no such belief), included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (c) the Time of Sale Prospectus at the Applicable Time (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference in each case, and the information derived from the reports of, or prepared under the supervision of or reviewed by (as stated therein), qualified persons employed or formerly employed by the Company, in reliance on the authority of such persons as “experts” within the meaning of the Act, as to which we express no such belief), included or includes an untrue statement of material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

B - 2	Underwriting Agreement

SCHEDULE “C”

FORM OF LOCK-UP AGREEMENT

______________________, 2026

To:

Stifel Nicolaus Canada Inc., ATB Capital Markets Corp., National Bank Financial Inc., Agentis Capital Markets (First Nations Financial Markets Limited Partnership), BMO Nesbitt Burns Inc., Canaccord Genuity Corp., H.C. Wainwright & Co., LLC and CIBC World Markets Inc.

Re:	Western Copper and Gold Corporation – Lock-Up Agreement

The undersigned understands that this lock-up agreement (the “Lock-Up Agreement”) is being delivered to you in connection with the Underwriting Agreement dated February 12, 2026 (the “Underwriting Agreement”) entered into by Western Copper and Gold Corporation (the “Company”) and the Underwriters (as defined in the Underwriting Agreement), with respect to the public offering (the “Offering”) of common shares of the Company (the “Common Shares”).

In consideration of the benefit that the Offering will confer upon the undersigned as a director and/or officer of the Company, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, in respect of Common Shares owned directly or indirectly by the undersigned, or under control or direction of the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (collectively, the “Locked-Up Securities”), during the period beginning from the date hereof and ending on the day that is 90 days following the date of the closing of the Offering, the undersigned will not, without the prior written consent of Stifel Canada, which consent shall not unreasonably be delayed, conditioned or withheld, (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) promulgated thereunder (the “Exchange Act”), with respect to, any Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing, (ii) except as permitted in the Underwriting Agreement cause to become effective a registration statement under the United States Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (the “Securities Act”), or to file a prospectus in Canada, relating to the offer and sale of any Locked-Up Securities or securities convertible into or exercisable or exchangeable for Locked-Up Securities or other rights to purchase Locked-Up Securities or any other securities of the Company that are substantially similar to the Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Locked-Up Securities or any other securities of the Company that are substantially similar to the Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii).

C - 1	Underwriting Agreement

The foregoing paragraph shall not apply to (A) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the spouse, any lineal descendent, father, mother, brother or sister of the undersigned, provided that such trust agrees in writing with Stifel Canada to be bound by the terms of this Lock-Up Agreement, (B) tenders pursuant to a bona fide third party take-over bid made to all holders of Common Shares of the Company or similar acquisition transaction provided that in the event that the take-over bid or acquisition transaction is not completed, any Locked-Up Securities shall remain subject to the restrictions contained in this Lock-Up Agreement, (C) any dispositions pursuant to any pre-existing 10b5-1 plans, (D) exercise of stock options and related dispositions of shares under any stock options issued or outstanding under the Company’s equity incentive compensation plans, (E) any dispositions required for tax withholdings in connection with the exercise or vesting of any stock options or restricted stock units issued or outstanding under the Company’s equity incentive compensation plans, (F) by testate succession or intestate succession, (G) by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, or (H) if acquired by the undersigned in open market transactions after the Offering.

In addition, the undersigned hereby waives any and all pre-emptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Offering or with any issuance or sale by the Company of any equity or other securities in connection with the Offering.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Common Shares.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward the consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Company, the Underwriters and their legal representatives, successors and assigns.

The obligations of the undersigned pursuant to this Lock-Up Agreement may be waived in writing in whole or in part by Stifel Canada in its sole discretion.

This Lock-Up Agreement is governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

C - 2	Underwriting Agreement

Yours very truly,

Name

Number of Common Shares subject to this Lock-Up Agreement

C - 3	Underwriting Agreement

SCHEDULE “D”

PRICING INFORMATION

Price Per Offered Share: C$4.15

Total Number of Offered Shares: 19,277,500

Aggregate Offering Size: C$80,001,625

Number of Over-Allotment Shares: Up to 2,891,625

Size of Over-Allotment Option: Up to C$12,000,243.75

Underwriting Commission: 5.0% cash commission (no cash commission for President’s List orders or pursuant to the Subscription Rights, for aggregate Offered Shares to be agreed upon by Stifel Canada and the Company)

Gross Proceeds to the Company: C$80,001,625 (assuming no exercise of Over-Allotment Option)

D - 1	Underwriting Agreement